

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15
(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 4, 2018

(Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Urban One, Inc. (the "Company") has posted on its website, as of October 4, 2018, an investor presentation. The presentation, entitled "Urban One: Representing Black Culture – October 2018" is posted at http://www.urban1.com/investor-relations, may be found by navigating to our website at: www.urban1.com, selecting "Investor Relations" then "Investor Presentation" and is attached hereto as Exhibit 99.1.

The investor presentation referenced in this report has or may be presented at meetings with investors, analysts, and others, in whole or in part and possibly with modifications, as it seeks opportunities to refinance portions of its outstanding debt. While the Company continually seeks to act opportunistically, there are no assurances that the Company will complete any refinancing, in whole or in part, of its outstanding indebtedness.

The investor presentation includes financial information not prepared in accordance with generally accepted accounting principles ("GAAP"). A reconciliation of the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with generally accepted accounting principles, as required by Regulation G, is available within Exhibit 99.1 and on our website at www.urban1.com. The Company believes that the non-GAAP financial measures provide investors additional ways to view our operations which we believe provide a more complete understanding of our business than could be obtained absent these disclosures. We believe the non-GAAP financial measures also provide investors a useful tool to assess shareholder value.

By filing this Current Report on Form 8-K and furnishing the information contained herein, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

The information contained in the investor presentation is summary information that is intended to be considered in the context of the Company's Securities and Exchange Commission ("SEC") filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

The information in this Current Report on Form 8-K is being "furnished" pursuant to Item 7.01 and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any Company filing, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 9.01.   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit Number	Description
99.1	Investor Presentation dated October 2018


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

October 09, 2018   Peter D. Thompson
Chief Financial Officer and Principal
Accounting Officer



October 2018 | CONFIDENTIAL





Safe Harbor Statement and Non GAAP Financial Measures

SAFE HARBOR STATEMENT

This presentation and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe-harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may concern Urban One, Inc.'s (the "Company") business strategy, the Company's capital plan, trends, and the future performance of the Company. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made by us in this presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NON GAAP FINANCIAL MEASURES

In addition to financial results prepared in accordance with Generally Accepted Accounting Principles, or GAAP, this presentation may also contain certain non-GAAP financial measures. Management uses these non-GAAP measures to evaluate the Company's performance and in planning for future periods. Management believes that adjusting GAAP measures by excluding or including certain items is helpful to investors and analysts who may wish to use some or all of this information to analyze the Company's current performance, prospects, and valuation. It is important to note these non-GAAP measures involve judgment by management and should be considered in addition to, not as a substitute for, the most directly comparable measures calculated and prepared in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures with their most direct comparable GAAP financial measures included as an appendix to this presentation.



Alfred C. Liggins, III

*Chief Executive Officer,
President and Treasurer*

- Mr. Liggins has been CEO of Urban One since 1997 and President since 1989

- Mr. Liggins joined Radio One in 1985 as an account manager at WOL-AM

- In 1987, Mr. Liggins was promoted to General Sales Manager and promoted again in 1988 to General Manager overseeing Radio One's Washington, DC operations



Peter Thompson

*Chief Financial Officer,
Executive Vice President*

- Mr. Thompson has been CFO of Urban One since February 2008

- Mr. Thompson joined Radio One in October 2007, as Executive Vice President of Business Development

- Prior to working with Radio One, Mr. Thompson served as a public accountant and spent 13 years at Universal Music in the United Kingdom, including five years as CFO

We are America's Largest Urban Lifestyle Media Company

   

#1 local radio in target demographic	#2 cable network in target demographic	#1 syndicated radio in target demographic	#1 digital portfolio in target demographic
15m weekly	**58m** households	**19m** weekly	**20m** monthly unique visitors
15 large urban markets 59 radio stations 150+ DJs and 250+ events	Award-Winning and Critically Acclaimed Programming	8 Top-Rated Radio Personalities, National Radio Programs and "Must Attend" Events	25m Social Fans + Followers 15m Monthly Video Views
Revenue $175m (40%) **EBITDA** $64m (36% margin)	**Revenue** $187m (43%) **EBITDA** $88m (47% margin)	**Revenue** $43m (10%) **EBITDA** $5m (12% margin)	**Revenue** $33m (8%) **EBITDA** $-2.1m

Note: Financial results are based on the 12 month period ending June 30, 2018 and exclude corporate and eliminations.

SOURCE: Nielsen Audio DMA, Fall 2017; Exact Times; P12+; Google Analytics and Comscore Plan Metrix Q4 2017; Nielsen TV Toolbox (L3, 1 min. qualifier) 3/26/2013 - 4/1/2018; P2+ (000) averaged by month.

Key Investment Highlights

01 Diversified multi-media company
- Leading radio, TV and internet brands targeting African-Americans
- Name change to Urban One, Inc. to reflect broader business model
- Non-radio businesses are over 50% of total revenue and Adjusted EBITDA
- Meaningful cross-selling as a fully integrated multi-media platform
- 6.67% Ownership in MGM National Harbor Casino

02 Large and stable free cash flow
- $45 million of pro forma LTM 2Q 2018 free cash flow
- Contractual affiliate fees represent 25% of total revenues
- Low capital expenditure intensity business

03 EBITDA
- Cable TV and Radio are high margin businesses
- Core radio has positive 2H pacings
- Benefits from 2018 political year
- MGM National Harbor generating LTM Adjusted EBITDA of $6.6m

04 Ability to delever over time
- Using free cash flow, company has path to get net leverage to 5.0x
- Continue to seek out value adding M&A opportunities to further delever

Key Investment Highlights

05	**Compelling target demographics**	• Fast growing demographic: projected 2016-2025 9.1% AA vs. 6.5% for the general population • Heavy users of audio / video media, video games and social media • TV One viewers and Radio One listeners participate less in digital transition given slightly older age skew
06	**Diversified advertiser base**	• No customer concentration / key customer risk • Strong, defensible positions in local communities • Conduit for politicians to reach a key demographic constituency
07	**Experienced management team**	• Created and managed TV One from launch • Long-standing radio expertise

Strategy

✓ Holding to guidance of ~$140m of Adjusted EBITDA for 2018, with net leverage in the low to mid 6s

✓ Continue to de-lever, using FCF to pay down debt.

✓ Participate in future industry consolidation, as a buyer or seller.

✓ Maintain and grow market share; continue to re-engineer the cost base.



 Make prudent investments in TV content to increase delivery.

 Preserve existing TV distribution, and pursue new distribution opportunities including OTT, and the launch of a second network.

 Find de-levering and value creating M&A opportunities in radio, TV and digital.



Compelling demographic and consumer trends

The value of the black consumer is greater than ever before

Large US African-American population base in 2016

43 million
13.2% of US population

Projected US African-American population growth 2016–2025

+3.9 million
14.3% of US population

Projected US African-American population growth 2016–2025

9.1% African American vs **6.5%** General

African-American consumer spending in 2017

~$1.3 trillion

Non-white population is projected to cross over >50% of the total US population in

2044

Projected increase in African-American consumer spending 2017–2022

+$240 billion
+21%

93%

% of African-Americans who listen to Radio for 13+ hours per week
(5% more than general market)

46 hours

Average TV hours watched by African-Americans per week
(42% more than total population)

19 hours

Average weekly time spent on App/Web on a smartphone
(~18% more than total population)

Source:
Nielsen African American DIS Report (Sept 2018)
US Census Bureau, Projections of the Size and Composition of the U.S. Population: 2016 to 2025.
Nielsen Audio Today 2018-How America Listens April 2018
Nielsen Comparable Metrics Report Q2 2017
Nielsen Audio Spring 2018 Audience Ratings

 **Radio One** *The largest radio broadcaster primarily targeting the African-American community*





Indianapolis
WHHH-FM
WTLC-FM
WNOW-FM
WNOW-H3
WTLC-AM
WDNI-CD[(1)]

Columbus
WCKX-FM
WXMG-FM
WBMO-FM
WJYD-FM

Detroit
WDMK-FM
WDMK-H2
WGPR-FM

Cleveland
WENZ-FM
WERE-AM
WZAK-FM
WJMO-AM

Baltimore
WERQ-FM
WWIN-FM
WLIF-H2
WOLB-AM
WWIN-AM

Philadelphia
WPPZ-FM
WPHI-FM
WRNB-FM

Cincinnati
WIZF-FM
WOSL-FM
WDBZ-AM

St. Louis
WFUN-FM
WHHL-FM

Washington, DC
WKYS-FM
WMMJ-FM
WPRS-FM
WDCJ-FM
WYCB-AM
WOL-AM
WTEM-AM

Dallas
KBFB-FM
KZMJ-FM

Houston
KMJQ-FM
KBXX-FM
KROI-FM

Atlanta
WPZE-FM
WHTA-FM
WAMJ-FM
WAMJ-H2
WUMJ-FM

Charlotte
WPZS-FM
WOSF-FM
WQNC-FM

Raleigh-Durham
WQOK-FM
WFXK-FM
WFXC-FM
WNNL-FM

Richmond
WCDX-FM
WPZZ-FM
WKJM-FM
WKJS-FM
WTPS-AM
WXGI-AM

- 59 radio stations owned / operated in 15 of the top 36 AA markets

- Urban One programming is available on over 200 non-Radio One stations

- 15 million listeners weekly

- National leader in African-American syndicated programming

Source: Nielsen Audio and company filings
(1)   WDNI-CD (formerly WDNI-LP), is a low power television station.

Reach Media overview


the TOM JOYNER morning show
blAck
americaweb.com
Allstate
TOM JOYNER family reunion

Leading radio show syndication network of African-American programming & content

- Reach syndicated radio shows dominate urban adult contemporary, urban and inspirational programming
  - The Tom Joyner Morning Show
  - The Get Up with Erica Campbell Show
  - The DL Hughley Show
  - The Rickey Smiley Morning Show
  - The Russ Parr Morning Show
  - The Keepin' It Real with Reverend Al Sharpton Show
- Exposure to nearly 90% of the African-American population

271 affiliates give us large national scale and reach

Reach Destination Events and Initiatives generate sponsorships and enhance community relationships





TV One overview

Empire
#RepresentTheDream
IMAGE
AWARDS
MARTIN LUTHER KING JR DAY
MONDAY JAN 15 • 9/8c
RED CARPET 8/7c
BEHIND the
MOVEMENT
A TV ONE ORIGINAL MOVIE
COMING IN FEBRUARY
unsung
UNCNSRD.
SUNDAY FEB 18 • 10/9c
RICKEY
SMILEY
FOR REAL
REAL DETECTIVES.
UNREAL STORIES.
ATL
HOMICIDE
MONDAYS • 10/9c
FATAL
ATTRACTION
We're the
Campbells
TUESDAY JUNE 19 • 8/7c

#2 cable network targeting African-Americans

- *Highest composition of African-American viewers (88% of audience)*
- *Current Nielsen subscribers of 58 million*

Continued strong operating performance

- *1H18 Adjusted EBITDA increased 10.5% yoy*
- *LTM Adjusted EBITDA of $88 million*
- *LTM Adjusted EBITDA margin of 47%*





Advertisers have fewer choices for targeting African-Americans than those seeking to market to Hispanics

The number of cable networks for Hispanics is 5x the number of African-American networks

African-American networks	***Hispanic networks***
# of African-American cable networks: 8	**# of Hispanic cable networks: 40**



Performance of TV One has been impressive

Subscriber monetization trends ($/subscriber)



	2013	2014	2015	2016	2017
Affiliate revenue / Subscriber	$1.32	$1.41	$1.79	$1.78	$1.80
Advertising revenue / Subscriber	$1.28	$1.36	$1.48	$1.44	$1.36

— Advertising revenue / Subscriber   — Affiliate revenue / Subscriber

Revenue composition

($ in millions)



	2013	2014	2015	2016	2017
Affiliate revenue	$75.4 (48.5%)	$79.7 (52.1%)	$100.2 (50.8%)	$106.0 (50.9%)	$106.3 (54.7%)
Advertising revenue	$73.2 (51.5%)	$76.8 (47.9%)	$83.1 (49.2%)	$85.9 (49.1%)	$80.0 (45.3%)

■ Advertising revenue   ■ Affiliate revenue

Source: Nielsen, National TV Toolbox, L3



Performance of TV One has been impressive

Nielsen Subscribers and household ratings



EBITDA and margin

($ in millions)



Source: Nielsen, National TV Toolbox, L3

TV One distribution agreements

	Internal Subscribers	Term	Extended Term
AT&T	17.3	Jun-24	Jun-26
COMCAST	15.8	Jan-25	
Charter	9.0	Mar-23	
verizon	3.7	Sep-20	
Suddenlink / CVC	1.8	Sep19/Dec18	
NCTC / Other	2.6	Sep-21	
nielsen	57.7		

All MSOs' contracts reflect same rate card with planned annual escalators

Commercial Load - 18mins/hr monthly average (inclusive of 2mins local and any promotional time).

iOne Digital

iONE is the dominant player in the digital Black culture space.



Monthly UVs

*Numbers based on 2018 August comScore.
Blavity is not comScore rated

iOne Digital

We bring a unique voice to the culture by key passion points



Gossip & News



Men's Lifestyle



Millennial Viral Culture



Celeb News &
Entertainment for Women



Hip Hop News
& Culture



Women's Lifestyle



Black News &
Social Justice



Black Targeted
Social Network

Cassius Network











One Solution Overview



MONEY MOVE$
ROTIMI
ROTIMI
Craft
Grit
Family
Belief
Fa
Bf
IF I FAIL
I'M GONNA

AWARD-WINNING BRANDED ENTERTAINMENT AND CUSTOM CONTENT STUDIO

PORTFOLIO OF AWARDS

Recipient of 13 awards in 2017 including Best Branded Content Studio

(Telly, ANA Multicultural, NAMIC EMMA and Model D - Cynopsis)

DIVERSE TALENT BASE

Former brand managers, publicists, media strategists, editors, writers, directors and more

ROBUST CAPABILITIES

Strategy, ideation, creative, branded entertainment, social influence and digital experiences

Diversified advertiser base

  

   

   

   

MGM National Harbor investment

Further diversifies Radio One's platform in the entertainment industry while still focusing on its core demographic

- Urban One invested $40 million from cash

- MGM National Harbor opened in December 2016

- In return, Radio One receives:

  - 6.7% ownership

  - 1% of net gaming revenue, $9.9m accrued in first 7 quarters

  - $1 million in advertising revenue from MGM for 5 years

- MGM National Harbor expected to generate net gaming revenues

  of $712.6 million in 2019 [1]



**Radio One Headquarters
Silver Spring, Maryland**



**MGM National Harbor
Prince George's County,
Maryland**

(1)   Cummings Associates, Projected Gaming Revenues and Impacts of Proposed New Casinos in Prince George's Country, Maryland., December 18, 2013.

Current capitalization

($ in millions)	Rate	Maturity	As of 6/30/2018	Cum. leverage
Cash			$37	
ABL due Apr '21 ($25mm)	L + 175	4/21/2021	–	
Term Loan due Apr '23	L + 400	4/18/2023	346	
7.375% Sr Sec Nts due Apr '22	7.375%	4/15/2022	350	
Total secured debt			**$696**	**5.0x**
9.250% Sr Sub Nts due Feb '20	9.250%	2/15/2020	250	
Sr Sub Nts due Apr '19	10.470%	4/17/2019	12	
Total debt			**$957**	**6.8x**
Net debt			**$921**	**6.6x**
Minority interest			11	
Market cap (as of 9/24/2018)			104	
Total capitalization			**$1,072**	
PF LTM Adj. EBITDA (6/30/18)			**$140**	
Corporate rating			**B3 / B-**	

Summary free cash flow profile

($ in millions)	LTM 6/30/2018
Adjusted EBITDA	$140.2
(-) Minority interest and other	(11.1)
Attributable EBITDA	129.0
(-) Cash Interest	76.7
(-) Mandatory debt amort	3.5
(-) Capital expenditures	6.0
(-) Cash Taxes	1.2
Free cash flow	$45.2

Delever with free cash flow

($ in millions)	LTM 6/30/2018	pf +12 mos	pf +24mos	pf +36 mos	pf +48 mos
Adjusted EBITDA	$140.2	$140.2	$140.2	$140.2	$140.2
Unrestricted Cash (ending balance)	$36.0	$20.0	$20.0	$20.0	$20.0
Free Cash Flow	$45.2	$45.2	$50.8	$55.5	$60.7
Contingent Liability	2.5	1.6	0.7		
Term Loan due Apr '23	345.6	342.1	338.6	335.1	331.6
7.375% Sr Sec Notes due Apr '22	350.0	350.0	350.0	350.0	350.0
Total secured debt	$698.1	$693.7	$689.3	$685.1	$681.6
Sr. Leverage Ratio	5.0x	4.9x	4.9x	4.9x	4.9x
9.250% Sr Sub Notes due Feb '20	250.0	250.0	200.7	149.9	94.4
Sr Sub Notes due Apr '19	11.9	0.0	0.0	0.0	0.0
Debt Paydowns		(61.1)	(50.8)	(55.5)	(60.7)
Total Debt	$960.0	$882.6	$839.2	$779.5	$715.3
Total Net Debt	$924.0	$862.6	$819.2	$759.5	$695.3
Total Gross Leverage Ratio	6.8x	6.3x	6.0x	5.6x	5.1x
Total Net Leverage Ratio	6.6x	6.2x	5.8x	5.4x	5.0x